

12062343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Japaninvest Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Lexington Avenue, 21st Floor
(No. and Street)

New York	NY	10174
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Forbes 212-867-8065
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

88 Froehlich Farm Blvd	Woodbury	NY	11797-2921
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Sean Forbes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Japaninvest Inc.,as of December 31, 2011, are true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Principal
Title

MICHELE COLEMAN
Notary Public - State of New York
NO. 01CO6172754
Qualified in Bronx County
My Commission Expires 08/13/2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAPANINVEST INC. d/b/a Ji ASIA

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash	$ 205,565
Receivables from brokers	348,838
Equipment, net of accumulated depreciation of $12,504	2,846
Prepaid expenses	22,998
Deposits and other assets	14,131
TOTAL ASSETS	$ 594,378

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 96,033
Commitments	
STOCKHOLDER'S EQUITY	
Common stock, $500 par value, 200 shares authorized, issued and outstanding	100,000
Additional paid-in capital	566,081
Accumulated deficit	(167,736)
Total Stockholder's Equity	498,345
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 594,378

JAPANINVEST INC. d/b/a Ji ASIA

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

JAPANINVEST INC. d/b/a Ji ASIA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2011


Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of Japaninvest Inc. d/b/a Ji ASIA
405 Lexington Avenue, 21st Floor
New York, NY 10174

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Japaninvest Inc. d/b/a Ji ASIA and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Japaninvest Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Japaninvest Inc.'s management is responsible for the Japaninvest Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries indicated by your general ledger, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, and noted that revenues have been reported net of clearing fees for FOCUS reporting and for SIPC assessment reporting. As the clearing fees would be a deduction from gross revenues, there is no effect in determining the amount subject to, or the amount calculated for the SIPC assessment.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, deducted other revenue not related either directly or indirectly to the securities business except the reclassification in number 2 above, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth + Shron LLP

Woodbury, New York
February 21, 2012

88 FROEHLICH FARM BOULEVARD
WOODBURY, NY 11797-2921
P. 516.992.5900 F. 516.992.5800
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS


An independent member of
Morison International

JAPANINVEST, INC. d/b/a Ji ASIA
SCHEDULE OF ASSESSMENT AND PAYMENTS-GENERAL
ASSESSMENT RECONCILIATION-PURSUANT TO RULE 17a-5
DECEMBER 31, 2011

TOTAL REVENUE	$1,382,210
ADDITIONS	-
DEDUCTIONS:	
Other revenue not related either directly or indirectly to the securities business	246
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	32,188
TOTAL DEDUCTIONS	32,434
SIPC NET OPERATING REVENUES	$1,349,776
GENERAL ASSESSMENT @ .0025	$ 3,374
LESS: PAYMENT MADE WITH SIPC-6 ON 7/28/11	(1,401)
ASSESSMENT BALANCE DUE AND PAID WITH FORM SIPC-7 ON FEBRUARY 9, 2012	$ 1,973